Filed Pursuant To Rule 433

Registration No. 333-217785

August 22, 2017

Case Study
CONSTRUCTING
PORTFOLIOS WITH
SPDR® GOLD
SHARES (GLD®)

Case Study | Constructing Portfolios with SPDR® Gold Shares (GLD®)

Strategic Allocation to GLD in a Global Multi-Asset Portfolio

A recent paper, "A Case for Global Diversification: Harnessing the Global Multi-Asset Market Portfolio" by State Street Global Advisors (SSGA) Investment Solutions Group (ISG),[1] examined the global investable opportunity set and its implications for investors. They defined the Global Multi-Asset Market Portfolio (GMP) as the portfolio consisting of all investable capital assets, where the proportion invested in each asset corresponds to that asset's market value divided by the sum of the market value of all assets in the portfolio. It is the sum of all investors' holdings and a de facto proxy for the investable opportunity set available to all investors globally, or what is usually known as the 'market portfolio.'

We examined the results of adding an allocation to GLD comprising 2%, 5%, and 10% of a multi-asset portfolio under a hypothetical scenario. The hypothetical portfolio is based on the concept of the GMP developed by SSGA's ISG and incorporates additional assumptions for the purpose of our case study. We constructed the hypothetical global multi-asset portfolio by:

- Replicating the asset classes in the GMP with non-investable market indices;
- Slightly adjusting each asset weighting in the GMP to also include commodities in the portfolio and assume no gold exposure at the start (Portfolio A) and;
- Subtracting the weight equally from the equities and government-bonds asset classes (two asset classes with the highest weights) to add in GLD at 2% (Portfolio B), 5% (Portfolio C) and 10% (Portfolio D).

Returns of the hypothetical blended portfolios cover the period between January 1, 2005 and June 30, 2017, and the hypothetical portfolios were rebalanced every 12 months to maintain target portfolio weights.

From the results shown in Figure 1, we found that under our hypothetical scenario:

- Portfolios B, C and D had higher Sharpe ratios, lower maximum drawdowns and lower standard deviations with higher returns compared to Portfolio A;
- Portfolio D had the highest Sharpe Ratio (0.49) and highest cumulative return (108.20%);
- Portfolio D had the lowest maximum drawdown (-25.11%).

The results illustrated that under this hypothetical scenario using broad indices to represent various asset classes that includes allocations of anywhere from 2% to 10% to GLD right after the ETF's inception, the portfolios with allocations to GLD (Portfolios B, C and D) have outperformed the multi asset portfolio with identical exposure to indices but without equivalent allocations to GLD (Portfolio A). From an asset allocation perspective, hypothetical portfolios with a GLD allocation had better risk-adjusted returns.

[1] Frederic Dodard and Abigail Greenway, A Case For Global Diversification: Harnessing the Global Multi-Asset Market Portfolio, IQ Insights, SSGA ISG EMEA, 2015.

Figure 1: Hypothetical Blended Portfolio Results

Porfolio	GLD Allocation %	Annualized Return %	Cumulative Return %	Annualized Standard Deviation %	Sharpe Ratio*	Maximum Drawdown (%)
A	0	5.62	98.15	10.25	0.43	-28.00
B	2	5.71	100.17	10.14	0.44	-27.43
C	5	5.84	103.19	9.99	0.46	-26.56
D	10	6.04	108.20	9.79	0.49	-25.11

* Assumes risk-free rate of Citigroup 3-month T-bills.

Source: Bloomberg Finance L.P., FactSet, SSGA, as of June 30, 2017.

Past performance is not a guarantee of future results. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income. Returns do not represent those of a specific product managed by SSGA Funds Management, Inc. but were achieved by mathematically combining the actual performance data of the constituents as listed in Figure 1, according to their weightings detailed in Figure 1. Performance of the hypothetical blended portfolio assumes no transaction and rebalancing costs, so actual results will differ. Performance of SPDR® Gold Shares (GLD®) reflects annual expense ratio of 0.40 percent.

All data based on monthly measures of performance.

GLD's performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted.

Visit spdrs.com for most recent month end performance.

State Street Global Advisors 2

Case Study | Constructing Portfolios with SPDR® Gold Shares (GLD®)

Figure 2: Asset Class Weightings for Hypothetical Blended Portfolios A, B, C and D

		Weighting (%)			
Asset Class	**Index**	**Portfolio A**	**Portfolio B**	**Portfolio C**	**Portfolio D**
Equity	MSCI All Country World Index	40	39	37.5	35
Total Equity		**40**	**39**	**37.5**	**35**
Government Bonds	Bloomberg Barclays Global Aggregate Government Bond Index	25	24	22.5	20
IG Credit	Bloomberg Barclays Global Aggregate Corporation Bond Index	16	16	16	16
Inflation Linked Bonds	Bloomberg Barclays World Inflation Linked Bond Index	2	2	2	2
HY Bonds	Bloomberg Barclays Global Corporate High Yield Bond Index	2	2	2	2
EM Debt	Bloomberg Barclays Emerging Markets USD Aggregate Bond Index	5	5	5	5
Total Fixed Income		**50**	**49**	**47.5**	**45**
Real Estate	Global Property Research General Index9286	4	4	4	4
Private Equity	LPX Composite Listed Private Equity Index	4	4	4	4
Commodities	Bloomberg Commodity Index	2	2	2	2
Gold	SPDR® Gold Shares (GLD®)	0	2	5	10
Total Alternative		**10**	**12**	**15**	**20**
Portfolio Total		**100**	**100**	**100**	**100**

Source: SSGA as of June 30, 2017.

The asset allocation scenario is for hypothetical purposes only and is not intended to represent a specific asset allocation strategy or recommend a particular allocation. Each investor's situation is unique and asset allocation decisions should be based on an investor's risk tolerance, time horizon and financial situation. It is not possible to invest directly in an index.

Figure 3: SPDR® Gold Shares Standard Performance as of June 30, 2017

	1 Month (%)	QTD (%)	YTD (%)	1 Year (%)	3 Years (%)	5 Years (%)	10 Years (%)	Since Inception 11/18/2004 (%)
Quarter End								
NAV	-1.92	-0.31	6.96	-6.32	-2.27	-5.30	6.25	8.10
Market Value	-2.16	-0.59	7.67	-6.72	-2.68	-5.33	6.26	7.98
LBMA Gold Price PM	-1.89	-0.21	8.41	-5.94	-1.88	-4.92	6.68	8.53

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month end performance.

Gross Expense Ratio: 0.40%. The gross expense ratio is the fund's total annual operating expense ratio. It is gross of any fee waivers or expense reimbursements. It can be found in the fund's most recent prospectus.

State Street Global Advisors 3

Case Study | Constructing Portfolios with SPDR® Gold Shares (GLD®)
ssga.com | spdrs.com
Hypothetical Blended Portfolio Performance Methodology
Returns the actual do performance not represent data those of MSCI of a fund AC but World were Daily achieved TR Index, by mathematically Bloomberg Barclays combining Corporate Global Aggregate Bond Index, Government Bloomberg Bond Barclays Index, Emerging Bloomberg Markets Barclays DebtIndex, Aggregate Global Global Property Inflation Research Linked General Bond Index, Index, S&P Bloomberg Listed Private Barclays Equity Global Index, Corporate Bloomberg High Barclays Yield Index, World S&P GSCI Index, and SPDR® Gold Shares (GLD®) between January 1, 2005 and June 30, 2017. weights Each portfolio . The performance is re-balanced assumes at the beginning no transaction of each and year rebalancing tomaintain costs, target so actual portfolio results will differ.
Important Risk Information
The Tsui, views Howard expressed Wen and in Diego this material Andrade are and the are views subject of George to change Milling based - Stanley, on market Robin and forward other -looking conditions statements . This document . Please note contains that any certain such statements statements that are may not be guarantees deemed of those any projected future performance . and actual results or developments may differ materially from All is not information guaranteed has . There been is obtained no representation from sources or believed warranty to as be to the reliable, current but accuracy, its accuracy it reliability should not or completeness be relied on as of, such nor. liability for, decisions based on such information and relied The information on as such provided . It does not does take not into constitute account investment any investor’s adviceand particular it should investment not be objectives, financial advisor strategies, . All material tax status has or been investment obtained horizon from sources . You should believed consult to be your reliable tax and . There Street isshall no representation have no liability or for warranty decisions as based to the on accuracy such information of the information . and State ETFs trade trade at prices like above stocks, or are below subject the to ETFs’ investment net asset risk, value fluctuate . Brokerage in market commissions value and and may ETF expenses While the will shares reduce of ETFs returns are. tradable on secondary markets, they may not readily trade in There all market can be conditions no assurance and may that trade a liquid at significant market will discounts be maintained inperiods for ETF of market shares stress . . Commodities overall market and movements, commodity changes -index linked in interest securities rates, may and be otherfactors affected by such changes as weather, in disease, of speculators embargoes, and arbitrageurs or political inand the regulatory underlying developments, commodities. as well as trading activity Government fluctuations than bonds stocks, and corporate but provide bonds lower generally potential have long more -termreturns moderate. short-term price economic Foreign investments risks and the involve risk of greater currency risks fluctuations, than U.S. investments, all of which may including be magnified political and in among emerging major marketAsset investment Allocation categories is .a Asset method Allocation of diversification may be used which in an positions effort to assets manage risk Diversification and enhance does returns not ensure . It does a not, profit however, or guarantee guarantee against a profit loss. or protect against loss. Investments better known in companies small-sized . companies may involve greater risksthan in those of larger, Equity companies securities and general may fluctuate market in and value economic in response conditions to the . activities of individual Bonds rate risk generally (as interest present rates less raise, short bond -term prices risk and usually volatility fall);issuer than stocks, default but risk; contain issuer interest credit risk; securities liquidity . Any risk; fixed and income inflation security risk. These sold or effects redeemed are usually prior tomaturity pronounced may for be longer subject -term to aInternational substantial Government gain or loss. bonds and corporate bonds generally have more moderate Increase short-term in price real interest fluctuations rates than can stocks, cause the but price provide of inflation lower potential -protected long debt -term securities returns .to decrease Investing .in Interest high yield payments fixed income on inflation securities, -protected otherwise debt securities known as can junk be bonds, unpredictable is . considered investing in speculative investment and grade involves fixed income greater securities risk of loss . These of principal Lower -and quality interest debt than securities involve quality of greater the issuer risk .of default or price changes due to potential changes in the credit because Investing the in futures initial margins is highly are risky. significantly Futures positions smaller than are considered the cash value highly of leveraged the contracts. The contract, smaller the the higher value the of leverage. the margin There in comparison are a number to the of risksassociated cash value of the with futures futures risk, investing foreign including issuer exposure but not limited risk, sector to counterparty concentration credit risk,leveraging risk, currency and risk, liquidity derivatives risks. Derivative additional risk investments of loss of may principal. involve risks such as potential illiquidity of the markets and The movements into use of leverage, greater as part changes of the in investment an investment’s process, value, can thus multiply resulting market in Growth increased volatility stocks may of underperform returns. stocks in other broad style categories (and the stock market investors as generally, a whole) over sometimes any period rapidly. of time and may shift in and out of favor with Frequent that they trading may offset of ETFs any could savings significantly from low fees increase or costs. commissions and other costs such The owners. trademarks Third party and data service providers marks referenced make no warranties herein are or the representations property of their of any respective kind relating damages to of the any accuracy, kind relating completeness to the use or of timeliness such data. of the data and have no liability for
Investing Investing involves in commodities risk, and you entails could significant lose money risk on an and investment is not appropriate in GLD. for all investors.
Important Information Relating to SPDR Gold Shares Trust (“GLD®”):
The prospectus) SPDR Gold with Trust the Securities (“GLD”) has and filed Exchange a registration Commission statement (“SEC”) (including for the a offering read the to prospectus which this in communication that registration relates. statement Before and you other invest, documents you should GLD has offering. filed Please with the see SEC the for GLD more prospectus complete for information a detailed about discussion GLD and of the this risks
You of investing may get in these GLD documents shares. The for GLD free prospectus by visiting is EDGAR available on the by clicking SEC website here. at authorized sec.gov or participant by visiting will spdrgoldshares. arrange to send com. you Alternatively, the prospectus the if Trust you or request any
GLD it by iscalling not an 866.320.4053. investment company registered under the Investment Company Act of Act 1940 (the of 1936 “1940 (the Act”) “CEA”) and . As is a not result, subject shareholders to regulation of the under Trust the do Commodity not have the Exchange protections associated 1940 Act or with the protections ownership of afforded shares by in an the investment CEA. company registered under the market value. GLD shares trade The like value stocks, of GLD are shares subject relates to investment directly to risk the and value will of fluctuate the gold in held by adversely GLD (less affect its expenses), an investment and in fluctuations the shares. in The the price price received of gold could upon materially the sale of and the shares, represented which by trade them. at GLD market does price, not generate may be more any income, or less than and as the GLD value regularly of the gold sells gold will decline to pay for over its time ongoing to that expenses, extent. the amount of gold represented by each Share Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & Poor’s Financial Trademark Services Holdings LLC LLC (S&P); (Dow Dow Jones); Jones and is these a registered trademarks trademark have been of Dow licensed Jones for use by Street S&P Corporation. Dow Jones State Indices Street LLC (SPDJI) Corporation’s and sublicensed financial products for certain are purposes not sponsored, by State endorsed, third party sold licensors or promoted and none by of SPDJI, such parties Dow Jones, make S&P, any their representation respective regarding affiliates the and For advisability more information, of investing in please such product(s) contact the nor Marketing do they have Agent any liability for GLD: in relation State Street thereto.
Global T: +1 866 Advisors 320 4053 Funds spdrgoldshares. Distributors, com LLC, One Lincoln Street, Boston, MA, 02111; and Before expenses. investing, To consider obtain a prospectus the funds’ investment or summary objectives, prospectus risks, which charges contains Read it carefully. this and other information, call 866.787.2257 or visit spdrs.com.
Not FDIC Insured. no bank guarantee. may lose value
© 2017 State Street Corporation. All Rights Reserved.
ID10204-IBG-24526 0717 Exp. Date: 10/31/2017

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.